Media release

Jan du Plessis to retire as Rio Tinto chairman after planned leadership transition

9 March 2017

Rio Tinto chairman Jan du Plessis has informed the board that he intends to retire as chairman after the completion of an orderly succession process.

Planning for chair succession by the Rio Tinto board commenced in June 2016 after the announcement of the appointment of J-S Jacques as chief executive. Rio Tinto senior independent director John Varley is leading the process to appoint a new chairman. A successor is expected to be announced before the end of 2017, with Mr du Plessis retiring as chairman by no later than the 2018 annual general meeting in Australia.

Mr du Plessis said “When we announced the appointment of J-S as chief executive a year ago, I committed to the board to serve as chairman for another two years, as part of a planned leadership transition. Today’s announcement is the next step in that plan. I remain committed to leading the board until I stand down, supporting the management team and ensuring an orderly handover to my successor.

“It has been a great privilege to chair Rio Tinto over the past eight years, during which time I have worked with some outstanding people across the business. The company has withstood the challenges of a cyclical industry and performed well. We have a robust balance sheet and a strong management team, led by an impressive chief executive in J-S Jacques.”

BT Group plc announced today that Mr du Plessis will join their board as a non-executive director on 1 June 2017 and become chairman of BT with effect from 1 November 2017.

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